UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         APRIL 2002
                 ---------------------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On April 24, 2002, Richmont Mines Inc. issued a News Release - Richmont Mines announces its financial results for the first quarter. This report is filed solely for the purpose of filing a copy of the press release attached hereto.






Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F XXX     Form 40-F
                                          ----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes     No XXX
                                      ---    ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                  --------------------------------------------
                                  (Registrant)


Date 04/24/02     By   /s/ JEAN-YVES LALIBERTE (SIGNED)
    -----------      --------------------------------------------------
                      Jean-Yves Laliberte, Vice-President, Finance


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                                     ===========================================

RICHMONT
                                                      MINES RICHMONT INC.

                                                      110, avenue Principale
                                                      Rouyn-Noranda, QC
                                                      J9X 4P2, CANADA

                                                      Tel. : (819) 797-2465
                                                      Telec. : (819) 797-0166
                                                      www.richmont-mines.com





                                  NEWS RELEASE


                          RICHMONT MINES ANNOUNCES ITS
                     FINANCIAL RESULTS FOR THE FIRST QUARTER


MONTREAL, April 24, 2002 - Richmont Mines Inc.'s revenues for the first quarter ended March 31, 2002, were $863,306 compared with $5,337,204 for the first quarter of 2001. This decline is attributable to a reduction in first-quarter gold sales, which fell from 13,007 ounces in 2001 to 1,750 ounces in 2002. Note that Richmont Mines no longer processes ore at its two mills, Nugget Pond and Camflo, during the winter months, when operating costs are higher.

For the first quarter of 2002, the Company posted a net loss of $348,427, or $0.02 per share, compared with a net loss of $1,233,756, or $0.08 per share, for the same period last year. Cash flow from operations totaled ($162,206), or ($0.01) per share, compared with ($274,526), or ($0.02) per share, the previous year. Taking into account the net change in non-cash working capital, cash flow from operations was ($7,433,526), or ($0.49) per share, down from $38,331, or nil per share, in the first quarter of 2001. This result primarily reflects an increase of $4,449,602 in ore inventories and a decrease of $1,464,846 in accounts payable. The average selling price of gold was US$295 per ounce, up from US$263 per ounce during the first quarter of 2001.

Following the work carried out last year to secure the Beaufor Mine, operations resumed on schedule in January 2002. As of March 31, 2002, 42,000 tons of ore had been mined and transported to the Camflo Mill, where it will be processed along with the production of the second quarter. Ore processing resumed at the Camflo Mill on April 17, 2002.









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During the first quarter, 23,400 tons of ore were mined at the Hammerdown Mine, and processing resumed at the Nugget Pond Mill in March. Production for the quarter amounted to 4,520 tons of ore grading 0.44 ounces of gold per ton, for a total of 1,977 ounces of gold. Since these ounces were not available for sale as at March 31, they will be sold and accounted for in the second quarter. Furthermore, the ore inventory remaining at the end of March as well as the current production of the Hammerdown Mine will be processed and accounted for with the second-quarter results.

With the resumption of activities at the Nugget Pond and Camflo Mills, Richmont Mines' results will improve significantly as of the second quarter and the production target for 2002 remains 100,000 ounces of gold.

Following the acquisition of the Norex property adjacent to the Francoeur Mine in February 2002, Richmont Mines is considering carrying out an exploration program to assess the possibility of extending the ore zone of the mine. Richmont Mines expects to make a decision regarding this program during the second quarter.

The Company has no long-term debt, and as at March 31, 2002, it had working capital of $13.9 million and an unused line of credit of $5 million. Given its solid financial position, Richmont Mines is actively searching for other profitable gold projects.




/s/ Jean-Guy Rivard (signed)
----------------------------
Jean-Guy Rivard
President










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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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                                    ===========================================




FINANCIAL DATA
--------------------------------------------------------------------------------

                                                       THREE-MONTH PERIOD ENDED MARCH 31
                                                      ------------------------------------
                                          (CAN$)            2002                    2001
------------------------------------------------------------------------------------------
                                                                                Restated
Revenues                                                 863,306               5,337,204
Net loss                                                (348,427)             (1,233,756)
Basic loss per share                                       (0.02)                  (0.08)
Cash flow used in operations                            (162,206)               (274,526)
Cash flow from (used in) operations after
  net change in non-cash working capital              (7,433,526)                 38,331
Average selling price of gold (per ounce)                 US$295                  US$263
Weighted average shares outstanding                   15,059,811              15,053,000
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                          (CAN$)        MARCH 31             DECEMBER 31
                                                            2002                    2001
------------------------------------------------------------------------------------------
Working capital                                       13,877,844              14,286,625
------------------------------------------------------------------------------------------


PRODUCTION DATA
-----------------------------------------------------------------------------------------------------------
                                                       THREE-MONTH PERIOD ENDED MARCH 31
                                      ---------------------------------------------------------------------
                                                   GOLD PRODUCTION     GOLD SALES          CASH COST

                                         YEAR         (OUNCES)          (OUNCES)       (PER OUNCE SOLD)
-----------------------------------------------------------------------------------------------------------
Hammerdown                               2002            1,977            1,750             US$146
                                         2001                -                -               -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Francoeur                                2002                -                -               -
                                         2001                -            3,900             US$200
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Nugget Pond                              2002                -                -               -
                                         2001            4,884            9,107             US$232
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Total                                    2002            1,977            1,750            US$146
                                         2001            4,884           13,007            US$222
-----------------------------------------------------------------------------------------------------------
                                                      2001 average exchange rate: US$1 = CAN$1.55
                                                    2002 estimated exchange rate: US$1 = CAN$1.55





                                     - 30 -



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For more information, contact:
Martin Rivard                                 Telephone:  (819) 797-2465
Executive Vice-President                      Fax:        (819) 797-0166

Trading symbol: RIC                           Listings:   Toronto - Amex
Website: www.richmont-mines.com

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